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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       InKine Pharmaceutical Company, Inc.
               ---------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   457214 10 4
               ---------------------------------------------------
                                 (CUSIP Number)

                              Charles C. Zall, Esq.
                         Saul, Ewing, Remick & Saul LLP
                               Centre Square West
                         1500 Market Street, 38th Floor
                           Philadelphia, PA 19102-2186
                                 (215) 972-7701
               ---------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 6, 1997
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

_______

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 457214 10 4                                             Page 2 of 6

1.    Name of reporting person:

      Leonard S. Jacob

________________________________________________________________________________
2.    Check the appropriate box if a member of a group*
                                                             (a) [  ]
                                                             (b) [  ]
________________________________________________________________________________
3.    SEC Use Only

________________________________________________________________________________
4.    Source of Funds*

      OO
________________________________________________________________________________
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

________________________________________________________________________________
6.    Citizenship or Place of Organization

      United States
________________________________________________________________________________
     Number of Shares Beneficially        7.     Sole Voting Power
     Owned By Each Reporting Person With         2,418,885
                                          8.     Shared Voting Power
                                                 0
                                          9.     Sole Dispositive Power
                                                 2,418,885
                                          10.    Shared Dispositive Power
                                                 0
________________________________________________________________________________
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,418,885
________________________________________________________________________________
12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                        [ ]
________________________________________________________________________________
13.   Percent of Class Represented by Amount in Row (11)

      9.9%
________________________________________________________________________________
14.   Type of Reporting Person*

      IN
________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 457214 10 4                                             Page 3 of 6

Item 1.  Security and Issuer

         (a)  Title of Class of Securities

                     Common stock, $.0001 par value per share (the "Common
                     Stock")

         (b)  Name and Address of Principal Executive Offices of Issuer

                     InKine Pharmaceutical Company, Inc.
                     425 Park Avenue
                     New York, NY 10022

Item 2.  Identity and Background

         (a)  Name of Person Filing

                     Leonard S. Jacob

         (b)  Residence or Business Address

                     The principal business address for the reporting person is:

                     InKine Pharmaceutical Company, Inc.
                     425 Park Avenue
                     New York, NY 10022

         (c) Present Principal Occupation/Employment and Name, Principal Business and Address of Organization in Which Such Employment is Conducted

                     Principal Occupation:   Chairman of the Board and Chief
                                             Executive Officer
                     Name of Employer:       InKine Pharmaceutical Company, Inc.
                     Principal Business of Employer:   Developing Pharmaceutical
                                                       Compounds
                     Address of Employer:              425 Park Avenue
                                                       New York, NY 10022

         (d)  Criminal Convictions in the Previous Five Years

                     None
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CUSIP No. 457214 10 4                                             Page 4 of 6

         (e)   Violation of Federal or State Securities Laws

                        None

         (f)   Citizenship

                        United States

Item 3.           Source and Amount of Funds or Other Consideration

         All of the reporting person's beneficial ownership consists of shares underlying exercisable options. The reporting person acquired the options as follows:

         InKine Pharmaceutical Company, Inc. (formerly known as Panax Pharmaceutical Company Ltd. and hereinafter referred to as the "Company") granted the reporting person an option to purchase 15,000 shares of Common Stock on May 15, 1996. This option became fully exercisable on May 15, 1997 at an exercise price of $1.25 per share.

         The reporting person acquired options covering an aggregate of 2,403,885 shares of Common Stock as of November 6, 1997 as consideration for the sale of all of the outstanding capital stock of Sangen Pharmaceutical Company (of which he was the sole stockholder) to the Company and his employment by the Company as Chairman of the Board and Chief Executive Officer. The option covering 1,200,000 shares is exercisable at $.61 per share and the option covering the remainder of the shares is exercisable at $1.00 per share. The option is exercisable until November 6, 2007; provided, however, that the portion of the option covering in excess of 300,000 shares is subject to repurchase by the Company. This repurchase right of the Company will expire ratably with respect to the relevant portion of the option (i.e., covering in excess of 300,000 shares) in equal increments over a period of 36 months commencing on November 6, 1997. This repurchase right is at a nominal price with respect to any unexercised portion of the option and at the exercise price with respect to any exercised portion of the plan.

Item 4.           Purpose of Transaction

         The securities acquired in the transaction triggering the filing of this report were acquired for investment purposes. The reporting person may acquire additional shares of Common Stock, or may dispose of shares of Common Stock, based upon his periodic investment decisions. Further, the reporting person's beneficial ownership of Common Stock may increase through the receipt of additional stock options pursuant to the Company's stock option plan. At this time, the reporting person does not contemplate seeking to effect any other action that would be required to be disclosed pursuant to this Item 4.

Item 5.           Interest in Securities of the Issuer

         (a)      Amount and Percent Beneficially Owned

         The reporting person owns beneficially 2,418,885 shares of Common Stock (all by virtue of holding exercisable stock options), which represent approximately 9.9% of all the outstanding Common Stock.


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CUSIP No. 457214 10 4                                             Page 5 of 6

         (b)      Power to Vote and Dispose of Shares

         The reporting person has sole voting and dispositive power with respect all shares beneficially owned by him.

         (c)      Transactions in the Class of Securities

         Except as described in Item 3 above, the reporting person did not engage in any transactions in Common Stock during the past 60 days.

         (d) Right of Any Other Person(s) to Receive or Power to Direct the Receipt of Dividends from, or Proceeds from the Sale of, the Securities

         Not applicable.

         (e) Date on Which Ceased to be Beneficial Owner of More than 5% of Securities

         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The reporting person is not party to any contacts, arrangements, understandings or relationships with respect to securities of the Company, except agreements with the Company respecting options granted to him by the Company.

Item 7.  Material to Be Filed as Exhibits

         None.


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CUSIP No. 457214 10 4                                             Page 6 of 6

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                        /s/ Leonard S. Jacob
                                                        --------------------
                                                        Leonard S. Jacob



Dated:     November 14, 1997